UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: May 4, 2022

Worthy Community Bonds, Inc.

(Exact name of issuer as specified in its charter)

85-1714241

(I.R.S. Employer Identification Number)

One Boca Commerce Center, 551 NW, 77 Street STE 212, Boca Raton, FL 33487

(Full mailing address of principal executive office)

(561) 288-8467

(Issuer’s telephone number, including area code)

Item 7. Departure of Certain Officers

On January 28, 2022 Joseph D’Arelli resigned as Senior Vice President and Chief Financial Officer of the Company. Mr. D’Arelli currently serves in the capacity of a consultant to the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned, thereunto duly organized.

Worthy Community Bonds, Inc.

May 4, 2022	By:	/s/ Sally Outlaw
Sally Outlaw Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

May 4, 2022	By:	/s/ Sally Outlaw
Sally Outlaw Director, Chief Executive Officer, principal executive officer

May 4, 2022	By:	/s/ Alan Jacobs
Alan Jacobs Director, Executive Vice President and Chief Operating Officer, principal financial and accounting officer